Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-223156

$1,750,000,000 2.852% Fixed-to-Floating Rate Senior Notes due 2026

Barclays PLC

Pricing Term Sheet

Issuer:	Barclays PLC (the “Issuer”)

Notes:	$1,750,000,000 2.852% Fixed-to-Floating Rate Senior Notes due 2026 (the “Notes”)

Status:	Senior Debt / Unsecured

Legal Format:	SEC registered

Principal Amount:	$1,750,000,000

Trade Date:	April 30, 2020

Settlement Date:	May 7, 2020 (T+5) (the “Issue Date”)

Maturity Date:	May 7, 2026 (the “Maturity Date”)

Coupon:	From (and including) the Issue Date to (but excluding) May 7, 2025 (the “Par Redemption Date” and such period the “Fixed Rate Period”), 2.852% per annum.

From (and including) the Par Redemption Date to (but excluding) the Maturity Date (the “Floating Rate Period”), the interest rate will be equal to LIBOR (as described below), as determined on the applicable Interest Determination Date (as defined below), plus the Margin (as defined below) (the “Floating Interest Rate”). The Floating Interest Rate will be reset quarterly on each Interest Reset Date (as defined below). The Floating Interest Rate will not be less than zero. After a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined in the Preliminary Prospectus Supplement) have occurred, the Floating Interest Rate will thereafter be determined by reference to the Benchmark Replacement (as defined in the Preliminary Prospectus Supplement). See “Benchmark Transition Provisions” below.

Fixed Rate Interest Payment Dates:	During the Fixed Rate Period, interest will be payable semi-annually in arrear on May 7 and November 7 in each year, from (and including) November 7, 2020 up to (and including) the Par Redemption Date.

Floating Rate Interest Payment Dates:	During the Floating Rate Period, interest will be payable quarterly in arrear on August 7, 2025, November 7, 2025, February 7, 2026 and the Maturity Date (each a “Floating Rate Interest Payment Date”).

Interest Reset Dates:	During the Floating Rate Period, the Floating Interest Rate will be reset quarterly on the Par Redemption Date, August 7, 2025, November 7, 2025 and February 7, 2026 (each an “Interest Reset Date”). If any Interest Reset Date would fall on a day that is not a Business Day, the Interest Reset Date will be postponed to the next succeeding Business Day, except that if that Business Day falls in the next succeeding calendar month, the Interest Reset Date will be the immediately preceding Business Day.

Floating Rate Interest Periods:	During the Floating Rate Period, each interest period on the Notes will begin on (and include) a Floating Rate Interest Payment Date and end on (but exclude) the next succeeding Floating Rate Interest Payment Date, provided that the first of such interest periods will begin on and include the Par Redemption Date and will end on, but exclude, August 7, 2025.

Interest Determination Dates:	The “Interest Determination Date” for each Floating Rate Interest Period will be the second London Banking Day (as defined below) preceding the applicable Interest Reset Date (as defined above). “London Banking Day” means any day on which dealings in U.S. dollars are transacted in the London interbank market.

Day Count:	30/360, Following, Unadjusted (during the Fixed Rate Period). Actual/360, Modified Following, Adjusted (during the Floating Rate Period).

Business Days:	Any weekday, other than one on which banking institutions are authorized or obligated by law, regulation or executive order to close in London, England or in the City of New York, United States.

Preliminary Prospectus Supplement:	Preliminary Prospectus Supplement dated April 30, 2020 (the “Preliminary Prospectus Supplement,” incorporating the Prospectus dated April 6, 2018 relating to the Notes (the “Base Prospectus”)). If there is any discrepancy or contradiction between this Pricing Term Sheet and the Preliminary Prospectus Supplement, this Pricing Term Sheet shall prevail.

U.K. Bail-in Power Acknowledgement:	Yes. See section entitled “Description of Debt Securities—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Base Prospectus.

Ranking:	The ranking of the Notes is described under “Description of Senior Notes—Ranking” in the Preliminary Prospectus Supplement.

Optional Redemption:	The Issuer may, at its option, redeem the Notes (i) in whole or in part, pursuant to the Make-Whole Redemption (as defined in the Preliminary Prospectus Supplement) at any time on or after November 7, 2020 (six months following the Issue Date) until (but excluding) the Par Redemption Date and/or (ii) in whole but not in part, pursuant to the Par Redemption (as defined in the Preliminary Prospectus Supplement), on the Par Redemption Date, at an amount equal to 100% of their principal amount together with accrued but unpaid interest, if any, on the principal amount of the Notes to be redeemed to (but excluding) the redemption date, on the terms and subject to the provisions set forth in the Preliminary Prospectus Supplement under “Description of Senior Notes—Optional Redemption.”

For purposes of the Make-Whole Redemption, the Discount Factor is 40 bps.

Tax Redemption:	The Notes are also redeemable as described under “Description of Senior Notes—Tax Redemption” in the Preliminary Prospectus Supplement.

Loss Absorption Disqualification Event Redemption:	The Notes are also redeemable as described under “Description of Senior Notes – Loss Absorption Disqualification Event Redemption” in the Preliminary Prospectus Supplement.

Events of Default:	The terms of the Notes described under “Senior Events of Default; Dated Subordinated Enforcement Events and Remedies; Limitation on Suits—Senior Events of Default” in the Base Prospectus shall not apply to the Notes and shall be replaced in their entirety by the enforcement events and remedies described under “Description of Senior Notes—Enforcement Events and Remedies” in the Preliminary Prospectus Supplement.

LIBOR:	3-month USD LIBOR (as determined by reference to Reuters Page LIBOR01) (“LIBOR”).

LIBOR will be determined by the Calculation Agent in accordance with the provisions described in the Preliminary Prospectus Supplement under “Description of Senior Notes—Calculation of LIBOR.”

Benchmark Transition Provisions:	Notwithstanding the foregoing provisions under “LIBOR”, except as otherwise stated in the Preliminary Prospectus Supplement, if the Issuer or the Issuer’s designee determines on or prior to the relevant Interest Determination Date that a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined under “Description of Senior Notes—Effect of Benchmark Transition Event” in the Preliminary Prospectus Supplement) have occurred with respect to LIBOR or the then-current Benchmark, then the provisions described under “Description of Senior Notes—Effect of Benchmark Transition Event” in the Preliminary Prospectus Supplement will thereafter apply to all the determinations of the Floating Interest Rate payable on the Notes during the Floating Rate Period.

Margin:	+245.2 bps (the “Margin”)

Benchmark Treasury:	UST 0.500% due March 31, 2025

Spread to Benchmark:	250 bps

Reoffer Yield:	2.852%

Issue Price:	100.000%

Underwriting Discount:	0.325%

Net Proceeds:	$1,744,312,500

Sole Bookrunner:	Barclays Capital Inc.

Senior Co-Managers:	Banca IMI S.p.A.; BBVA Securities Inc.; Citigroup Global Markets Inc.; Citizens Capital Markets, Inc.; J.P. Morgan Securities LLC; Natixis Securities Americas LLC; PNC Capital Markets LLC; SMBC Nikko Securities America, Inc.

Co-Managers:	AmeriVet Securities, Inc.; BNY Mellon Capital Markets, LLC; Capital One Securities, Inc.; Desjardins Securities Inc.; Great Pacific Securities; Penserra Securities LLC; Regions Securities LLC; U.S. Bancorp Investments, Inc.

Risk Factors:	An investment in the Notes involves risks. See “Risk Factors” section beginning on page S-16 of the Preliminary Prospectus Supplement.

Denominations:	$200,000 and integral multiples of $1,000 in excess thereof.

ISIN/CUSIP:	US06738EBL83 / 06738E BL8

Legal Entity Identifier (“LEI”) Code:	213800LBQA1Y9L22JB70

Settlement:	The Depository Trust Company; Book-entry; Transferable

Documentation:	To be documented under the Issuer’s shelf registration statement on Form F-3 (No. 333-223156) and to be issued pursuant to the Senior Debt Securities Indenture dated January 17, 2018, between the Issuer and The Bank of New York Mellon, London Branch, as trustee (the “Trustee”), as supplemented by the Sixth Supplemental Indenture, to be entered into on or about the Issue Date, between the Issuer, the Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Senior Debt Security Registrar.

Listing:	We will apply to list the Notes on the New York Stock Exchange.

Governing Law:	New York law, except for the waiver of set-off provisions which will be governed by English law.

Definitions:	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Base Prospectus) and the Preliminary Prospectus Supplement) with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the Base Prospectus and the Preliminary Prospectus Supplement for this offering in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the Base Prospectus and the Preliminary Prospectus Supplement from Barclays Capital Inc. by calling 1-888-603-5847.

It is expected that delivery of the Notes will be made for value on or about May 7, 2020, which will be the fifth (5th) business day in the United States following the date of pricing of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, purchases or sales of Notes in the secondary market generally are required to settle within two (2) business days (T+2), unless the parties to any such transaction expressly agree otherwise. Accordingly, purchasers of the Notes who wish to trade the Notes on the date of the prospectus supplement or the next two (2) succeeding business days, will be required, because the Notes initially will settle within five (5) business days (T+5) in the United States, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade on the date of the prospectus supplement or the next two (2) succeeding business days should consult their own legal advisers.

MiFID II professional investors and ECPs target market only/ Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or in the United Kingdom.

This communication is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000, as amended, does not apply (such persons being referred to as “relevant persons”). Any person who is not a relevant person should not act or rely on this communication or any of its contents. Any investment activity (including, but not limited to, any invitation, offer or agreement to subscribe, purchase or otherwise acquire securities) to which this communication relates will only be available to, and will only be engaged with, relevant persons who fall within the manufacturer target market described above.

To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect any offers or sales of any Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

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